

TALISMAN ENERGY MAKES SIGNIFICANT GAS DISCOVERY
IN NORTHERN BC FOOTHILLS

CALGARY, Alberta – March 13, 2007 – Talisman Energy Inc. has drilled a successful natural gas well in the foothills area of northeastern British Columbia with Husky Oil Operations Limited (50%). The Talisman Husky Federal d-28-H/94-B-7 well tested at restricted rates of 21 to 25 mmcf/d (gross raw gas) with a flowing wellhead pressure of 2,300 psi. The well is expected to commence production by November 2007.

"This is an exciting result in a new area," said Dr. Jim Buckee, President and Chief Executive Officer. "Using our extensive thrust and fold belt exploration experience, we have opened up a new high potential area north of Monkman and we are well positioned from a land perspective."

The Federal well was drilled along a new exploration fairway. The new discovery is approximately 100 kilometres north of Talisman's Monkman area. The Company has identified two 100% opportunities on the structure, which it expects to drill in 2007 and 2008. Talisman holds rights to approximately 10,000 gross hectares in the region.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman's subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate
      & Investor Communications
Phone: 403-237-1196 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

Christopher J. LeGallais
Senior Manager, Investor Relations
Phone: 403-237-1957 Fax: 403-237-1210
Email: tlm@talisman-energy.com

10-07

Forward-Looking Statements

This news release contains statements that constitute forward-looking statements or forward-looking information (collectively "forward-looking statements") within the meaning of applicable securities legislation. These forward-looking statements include, among others, statements regarding: estimated timing of new production; business plans for drilling, exploration and development; business strategy and plans or budgets; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking statements use words or phrases such as: "expects," "does not expect" or "is expected," "anticipates" or "does not anticipate," "plans" or "planned," "estimates" or "estimated," "projects" or "projected," "forecasts" or "forecasted," "believes," "intends," "likely," "possible," "probable," "scheduled," "positioned," "goal," "objective" or state that certain actions, events or results "may," "could," "would," "might" or "will" be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this news release. Statements which discuss business plans for drilling, exploration and development assume that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. These risks and uncertainties include:

- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand, together with unpredictable facilities outages;
- risks and uncertainties involving geology of oil and gas deposits;
- the uncertainty of reserves estimates, reserves life and underlying reservoir risk;
- the uncertainty of estimates and projections relating to production, costs and expenses;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- health, safety and environmental risks;
- uncertainties as to the availability and cost of financing and changes in capital markets;
- changes in general economic and business conditions;
- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and
- the Company's ability to implement its business strategy.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included: (1) under the heading "Risk Factors" in the Company's Annual Information Form; and (2) under the headings "Management's Discussion and Analysis – Risks and Uncertainties" and "Outlook for 2006" and elsewhere in the Company's 2005 Annual Report Financial Review. Additional information may also be found in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change except as required by law.